Exhibit 99.1

August 12, 2020

Michael Paul Rivera

4527 East Gatewood Road

Phoenix, Arizona, USA, 85050

Dear Paul,

Re: Further Employment Agreement Amendment

Reference is made to the Employment Agreement entered into by you (as the “Employee”) with EMV Automotive USA (as “EMV Automotive”), a wholly-owned subsidiary of ElectraMeccanica Vehicles Corp. (as “EMV”; and together with EMV Automotive, as the “Company”) as of May 17, 2019, and as amended by way of letter agreements on each of July 2, 2019 and February 26, 2020 (the “Last Amendment”; and, collectively, the “Employment Agreement”). Any capitalized terms used but not otherwise defined herein shall have the meanings given them in the Employment Agreement. The following confirms further amendments, as agreed by the Parties, to the Employment Agreement (herein, collectively, the “Amendment”).

The Parties hereby agree to amend the Employment Agreement through this Amendment as follows effective as of the Effective Date set forth herein:

1.             Section 4.1 of the Employment Agreement is hereby amended by substituting the new amount “US370,000” for the old amount “US300,000” which takes effect on July 16, 2020 going forward under the Employment Agreement.

2.             Section 4.3 of the Employment Agreement is hereby deleted in its entirety and replaced with the following:

“Equity Awards.

It is hereby acknowledged and agreed that on June 24, 2019 the Employee was granted by the Company, as was originally contemplated, and in accordance with the terms of the Company’s then 2015 Stock Option Plan (the “2015 Plan”), an initial incentive stock option (an “Option”) to purchase up to an aggregate of up to 700,000 common shares of the Company (each, an “Option Share”), on a fully vested basis, at an exercise price of US$2.62 per Option Share and for an exercise period ending on June 25, 2022.

It is hereby also acknowledged and agreed that on December 6, 2019 the Employee was granted by the Company a further Option under its then 2015 Plan (the “Additional Option”) to purchase an aggregate of up to an additional 2,300,000 Option Shares, at an exercise price of US$1.91 per Option Share and for an exercise period ending on December 6, 2022; and that it was always intended, and is hereby acknowledged and agreed, that the Additional Option would vest as to one-third (that being as to 766,666 of the Option Shares) on December 6, 2019 with the balance (that being as to 1,533,334 Option Shares) vesting in equal monthly instalments commencing on the date of grant and ending on the final date of the current term of the Employment Agreement (the “Vesting Term”; that being monthly from December 6, 2019 until August 12, 2022 presently).

It is hereby further acknowledged and agree that, in accordance with the provisions of the Company’s new 2020 Stock Incentive Plan (the “Stock Incentive Plan”), dated for reference May 29, 2020, as ratified by the Company’s shareholders on July 9, 2020 and replacing the 2015 Plan, and in conjunction with the authority granted the Plan Administrator under the Stock Incentive Plan, the prior Restriction placed on the Additional Option under the Last Amendment to the Employment Agreement is hereby removed; such that the Employee is no longer restricted as to how many vested Option Shares may be acquired under the Additional Option when exercisable during or after the Vesting Term.

In addition, and in furtherance of the form of Option and Additional Option award agreements provided to the Employee under the 2015 Plan and the new Stock Incentive Plan, it is hereby acknowledged and agreed that each of the Option and the Additional Option may terminate under certain circumstances and in the following manner (and any capitalized terms used but not otherwise defined herein shall have the meanings given them in the Stock Incentive Plan):

(a)	if the Employee is a director, officer, employee, or consultant of the Company or a Subsidiary, and ceases to be a director, officer, employee or consultant by reason of termination or removal by the Company for Cause or by the Employee without Good Reason, the Option and the Additional Option will terminate on the effective date of the Employee ceasing to be a director, officer, employee, or consultant, as the case may be, for that reason;

(b)	if the Employee is a director, officer, employee, or consultant of the Company or a Subsidiary, and ceases to be a director, officer, employee or consultant by reason of death or Disability, then the entire Option and Additional Option shall immediately vest as to any portion of the Option and Additional Option which has not then yet vested (such that the Vesting Term is then removed) and the Employee’s personal representative will have the right to exercise any unexercised portion of the then fully vested portion of the Option and the Additional Option, in whole or in part, at any time until the earlier of (a) the Expiry Date and (b) the date that is two years year after the effective date of the Employee ceasing to be a director, officer, employee, or consultant by reason of death or Disability; and

(c)	if the Employee is a director, officer, employee, or consultant of the Company or a Subsidiary, and ceases to be a director, officer, employee, or consultant for any reason other than as set out in subparagraphs (a) or (b) above, then the entire Option and Additional Option shall immediately vest as to any portion of the Option and Additional Option which has not then yet vested (such that the Vesting Term is then removed) and the Employee will have the right to exercise any unexercised portion of the then fully vested portion of the Option and the Additional Option, in whole or in part, any anytime until the earlier of (a) the Expiry Date and (b) the date that is two years after the effective date of the Employee ceasing to be a director, officer, employee, or consultant for that other reason.”.

The Parties hereby mutually covenant and agree to execute such further documents and instruments and do all such further acts and things as may be necessary for the purpose of fully effecting and completing on the terms of the Employment Agreement as now amended by this Amendment. The Employment Agreement is, in all other respects, ratified, confirmed and approved.

This Amendment and the Employment Agreement constitute the entire agreement between the Parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants, or agreements, expressed or implied, collateral hereto other than as provided herein and therein.

This Amendment shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the State of California without regard to conflicts of law principles.

The Parties hereto acknowledge that they have not relied upon the other party to this Amendment for advice, whether legal or otherwise in connection with this Amendment, and the Parties hereto further acknowledge that they have been advised to seek independent legal advice.

Please acknowledge your receipt and acceptance of the terms as set out above in this Amendment to your Employment Agreement.

Yours sincerely,

EMV Automotive USA and ElectraMeccanica Vehicles Corp.

Per:	/s/ Isaac Moss

Isaac Moss

Chief Administrative Officer

Agreed and accepted as of this 12th day of August. 2020 (the “Effective Date”) by:

/s/ Michael Paul Rivera

Michael Paul Rivera

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